

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via Facsimile
Mr. Scott C. Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021-2510

> **Re: Ball Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Fiscal Quarter Ended April 1, 2012**
> **Filed May 7, 2012**
> **File No. 1-07349**

Dear Mr. Morrison:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20
Business Segment Discussions, page 20

1.   In future annual and quarterly filings, please expand your discussion of changes in net sales and changes in segment sales, to also address changes in total volumes for the markets you serve as well as changes in your market share during the periods presented. Based on the concentration of sales among a relatively few significant competitors, it appears to us that understanding changes in your market share would be significant to your investors. Please include your proposed disclosures in your response.

2.   In future annual and quarterly filings, please expand your narrative to quantify and discuss the main cost drivers affecting consolidated cost of sales, including how those costs impacted segment earnings during each period presented and management's expectations of how they may impact future results. Your narrative should include a discussion of your significant raw materials and the extent to which your results of operations have been, or are expected to be impacted by, changes in raw material prices. Your narrative should also include a discussion of changes in other significant cost components included in cost of sales. Please include your proposed disclosure in your response.

3.   In future annual and quarterly filings, please quantify and discuss the factors that impacted consolidated depreciation and amortization expense during each period presented. Please include your proposed disclosure in your response.

4.   In future annual and quarterly filings, please quantify and discuss:
    - consolidated cost of sales, consolidated selling and general and administrative expense, and consolidated net earnings as a percentage of consolidated net sales;
    - each segment's earnings as a percentage of each segment's net sales; and
    - interest expense as a percentage of average borrowings.

    Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented. It appears to us that your current disclosures, which solely focus on changes in amounts on a gross basis, rather than also addressing them relative to changes in consolidated sales, segment sales and average borrowings do not adequately convey your results and the factors that impacted your results during each period presented. Please include your proposed disclosures in your response.

Financial Condition, Liquidity and Capital Resources, page 25
Cash Flows and Capital Expenditures, page 25

5.   In future annual and quarterly filings, please explain the reasons for the significant changes comprising fluctuations in your working capital. Refer to section 501.13 of the SEC Codification of Financial Reporting Policies. Please specifically disclose and discuss changes in accounts receivable and inventory days outstanding. Please include your proposed disclosures in your response.

Critical and Significant Accounting Policies and New Accounting Pronouncements, page 29

6.   In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for your reporting units, in the aggregate or individually, if impaired, could materially impact your

results of operations or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value.

- The amount of goodwill allocated to the reporting unit.

- A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumption.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination in future filings. Please include your proposed disclosure in your response.

Item 8. Financial Statements and Supplementary Data, page 33

Note 2. Business Segment Information, page 44

7. Please specifically demonstrate to us how you determined that the Americas and Asia operating segments may be aggregated into a single reportable segment.

Note 20. Subsidiary Guarantees of Debt, page 81

8. Please revise future annual and quarterly filings to disclose, if accurate, that each guarantor subsidiary is 100% owned by the parent company as required by Rule 3-10(i)(8) of Regulation S-X. If any guarantor subsidiary is not 100% owned, please explain to us how you determined your current disclosures comply with Rule 3-10 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended April 1, 2012

Item 1. Financial Statements, page 25

Note 20. Subsidiary Guarantees of Debt, page 25

9. Please more fully explain to us the circumstances that resulted in your revisions to the presentation of the unaudited condensed consolidating statement of earnings for the period ended April 3, 2011 and the unaudited condensed consolidating balance sheet at December 31, 2011. Please also tell us the impact of finalizing the calculations for each prior period presented in your 2011 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief